                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   013068200
                   -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                        Leonard H. Lavin
NEAL, GERBER & EISENBERG                     2525 Armitage Avenue
Two North LaSalle Street, Suite 2200         Melrose Park, Illinois 60160
Chicago, Illinois 60602                      (708) 450-3100
(312) 269-8020
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 9, 2001
                       ---------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                               Page 1 of 7 Pages

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 2 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leonard H. Lavin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 922**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               8,585,708**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  922**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               8,585,708**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           8,586,630**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]

      Excluded are 454,592 Class A shares and 740,304 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           27.25%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 3 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bernice E. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               3,409,948**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               3,409,948**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           3,409,948**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]
           Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           12.75%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 4 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leonard H. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               4,234,382**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               4,234,382**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           4,234,382**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]

           Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           15.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 5 of 7 Pages
---------------------                                      -------------------

Item 1. Security and Issuer.

        Title of Class of Securities:    Class A common stock, $.22 par value
                                         per share ("Class A shares")

        Name and Address of Issuer:      Alberto-Culver Company (the "Company")
                                         2525 Armitage Avenue
                                         Melrose Park, IL 60160

Item 2. Identity and Background.

        (a)  Name of Person Filing:      (1)  Leonard H. Lavin ("Lavin")
                                         (2)  Bernice E. Lavin Trust, u/a/d
                                              12/18/87 ("BEL Trust")
                                         (3)  Leonard H. Lavin Trust, u/a/d
                                              12/18/87 ("LHL Trust")

        (b)  Address:                    c/o Leonard H. Lavin
                                         2525 Armitage Avenue
                                         Melrose Park, IL 60160

        (c)  Principal Business:         (1)  Lavin, an individual, is a
                                              Director and Chairman of the
                                              Company.
                                         (2)  Trust Administration
                                         (3)  Trust Administration

        (d)  Prior Criminal Convictions: None

        (e)  Prior Civil Proceedings
             With Respect to Federal or
             State Securities Laws:      None

        (f)  Citizenship/Organization:   (1)  U.S. Citizen
                                         (2)  Illinois Trust
                                         (3)  Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

     On February 9, 2001, Lavin as sole trustee of the LHL Trust, added his wife, Bernice E. Lavin, and his daughter, Carol L. Bernick ("Mrs. Bernick"), as co-trustees of the LHL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the LHL Trust. Also on February 9, 2001, Bernice E. Lavin added Lavin and Mrs. Bernick as co-trustees of the BEL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the BEL Trust. The BEL Trust owns 3,409,884 Class B shares and 64 Class A shares. The LHL Trust owns 4,234,382 Class B shares. On December 14, 2000, the Lavin Family Foundation (a charitable private foundation of which Lavin is the President and a Director) donated 28,000 Class A shares to the Lavin Family Supporting Foundation, a public charity.

Item 4. Purpose of Transaction.

     The transactions were for the Lavin family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 6 of 7 Pages
---------------------                                      -------------------

Item 5. Interest in Securities of the Issuer.

     (a) (i) Amount of Class A Shares Beneficially Owned: 8,586,630 shares total; 922 Class B shares held directly; 3,409,884 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 4,234,382 Class B shares held as co-trustee of the LHL Trust; and 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation.

          (ii) Percentage of Class A Shares Beneficially Owned: 27.25% total:
               .004% held directly; 12.75% as co-trustee of the BEL Trust; 15.36% as co-trustee of the LHL Trust; and 3.95% by Lavin Family Foundation (based on 23,340,939 Class A shares outstanding as of December 1, 2000).

          ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

     (b)  Number of Class A Shares as to Which Lavin Has:

                                            Lavin        BEL Trust    LHL Trust
                                            -----        ---------    ---------

        (i)   Sole power to vote:           922/1/           0            0

        (ii)  Shared power to vote:      8,585,708/2/    3,409,948    4,234,382

        (iii) Sole power to dispose:        922/1/           0            0

        (iv)  Shared power to dispose:   8,585,708/2/    3,409,948    4,234,382

     /1/ The 922 shares held by Lavin and reflected as sole power to vote and sole power to dispose include 922 Class B shares held directly.

     /2/ The 8,585,708 shares held by Lavin and reflected as shared power to vote and shared power to dispose include 3,409,884 Class B shares and 64 Class A shares held by the BEL Trust; 4,234,382 Class B shares held by the LHL Trust; and 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation.

Lavin shares the power to vote and dispose of the 4,234,382 Class B shares held by the LHL Trust, 3,409,884 Class B shares and the 64 Class A shares held by the BEL Trust, and 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation with his wife, Bernice E. Lavin, and Mrs. Bernick. The following information is presented with respect to Bernice E. Lavin and Mrs. Bernick, respectively:

        (i)   Name of Person:           (1)        Bernice E. Lavin
                                        (2)        Carol L. Bernick

        (ii)  Address:                  (1),(2)    2525 Armitage Avenue
                                                   Melrose Park, Illinois 60160

        (iii) Principal Business:       (1)        Bernice E. Lavin, an
                                                   individual, is a Director,
                                                   Vice Chairman, Treasurer and
                                                   Secretary of the Company.
                                        (2)        Carol L. Bernick, an
                                                   individual, is a Director,
                                                   Vice Chairman and Assistant
                                                   Secretary of the Company, and
                                                   President Alberto-Culver
                                                   North America, a division of
                                                   the Company.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 7 of 7 Pages
---------------------                                      -------------------

          (iv)  Prior Criminal Convictions:    None.


          (v)   Prior Civil Proceedings        None.
                With Respect to Federal or
                State Securities Laws:

          (vi)  Citizenship/Organization:      U.S. Citizen.


          Excluded are 454,592 Class A shares and 740,304 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

     (c)  None, except as described in Item 3 above.

     (d)  None.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7. Material to be Filed as Exhibits.

          None.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


Signature:  /s/ Leonard H. Lavin
          -------------------------------------------

Name/Title:  Leonard H. Lavin, individually; as co-trustee of the Bernice E.
             Lavin Trust, u/a/d 12/18/87; and as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87.